FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated November 6, 2025

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 30 July 2025 (official registry number 2844) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 30 October and 5 November 2025 (both inclusive).

The cash amount of the shares purchased to 5 November 2025 as a result of the execution of the Buyback Programme amounts to 1,055,750,294 Euros, which represents approximately 62.1% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 14.9% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
30/10/2025	SAN	Purchase	XMAD	2,700,000	8.7320
30/10/2025	SAN	Purchase	CEUX	521,329	8.7239
30/10/2025	SAN	Purchase	TQEX	124,564	8.7375
30/10/2025	SAN	Purchase	AQEU	254,107	8.7468
31/10/2025	SAN	Purchase	XMAD	1,350,000	8.7832
31/10/2025	SAN	Purchase	CEUX	695,776	8.7696
31/10/2025	SAN	Purchase	TQEX	181,622	8.7710
31/10/2025	SAN	Purchase	AQEU	272,602	8.7696
03/11/2025	SAN	Purchase	XMAD	1,450,000	8.8651
03/11/2025	SAN	Purchase	CEUX	632,185	8.8461
03/11/2025	SAN	Purchase	TQEX	165,781	8.8452
03/11/2025	SAN	Purchase	AQEU	252,034	8.8442
04/11/2025	SAN	Purchase	XMAD	1,800,000	8.7098
04/11/2025	SAN	Purchase	CEUX	511,867	8.6982
04/11/2025	SAN	Purchase	TQEX	195,598	8.6987
04/11/2025	SAN	Purchase	AQEU	192,535	8.7002
05/11/2025	SAN	Purchase	XMAD	1,260,000	8.7870
05/11/2025	SAN	Purchase	CEUX	236,977	8.7603
05/11/2025	SAN	Purchase	TQEX	88,377	8.7494
05/11/2025	SAN	Purchase	AQEU	214,646	8.7479
			TOTAL	13,100,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 6 November 2025

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 30/10/2025 and 05/11/2025 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-30-10-a-05-11-2025.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	November 6, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance